VERTIV HOLDINGS CO

1050 Dearborn Drive

Columbus, Ohio 43085

January 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Thomas Jones, Jay Ingram

    Re: Vertiv Holdings Co

Registration Statement on Form S-3

File No. 333-261268

Dear Mr. Jones and Mr. Ingram:

Vertiv Holdings Co (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on January 19, 2022 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

VERTIV HOLDINGS CO

By:	/s/ Stephanie L. Gill
Stephanie L. Gill
Chief Legal Counsel and Corporate Secretary

Cc:    David J. Miller, Latham & Watkins LLP